

GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QO2
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	02/28/2006
	First Distribution Date:	03/25/2006
5. Other Income Detail	Determination Date:	05/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	05/25/2006
	Record Date:	
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry:	05/24/2006
8. Collateral Summary	Definitive:	04/28/2006
9. Repurchase Information	Trustee:	Us Bank, Inc.
	Main Telephone:	651-495-7000
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	GMAC-RFC	
	Bond Administrator:	Nicholas Gisler
12. Loss Mitigation and Servicing Modifications	Telephone:	818-260-1628
13. Losses and Recoveries	Pool(s) :	40299
14. Credit Enhancement Report		
15. Distribution Percentages *(Not Applicable)*		
16. Overcollateralization Summary		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		



Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2

May 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118VY1	370,542,000.00	366,610,937.61	5.17938000	2,809,725.45	1,582,347.80	4,392,073.25	0.00	0.00	0.00	363,801,212.16
A-2	761118VZ8	154,392,000.00	152,754,062.64	5.22938000	1,170,715.14	665,674.20	1,836,389.34	0.00	0.00	0.00	151,583,347.50
A-3	761118WA2	92,636,000.00	91,653,229.10	5.29938000	702,435.15	404,754.41	1,107,189.56	0.00	0.00	0.00	90,950,793.95
M-1	761118WB0	18,765,000.00	18,765,000.00	5.38938000	0.00	84,276.43	84,276.43	0.00	0.00	0.00	18,765,000.00
M-2	761118WC8	8,042,000.00	8,042,000.00	5.41938000	0.00	36,318.88	36,318.88	0.00	0.00	0.00	8,042,000.00
M-3	76118WD6	4,356,000.00	4,356,000.00	5.48938000	0.00	19,926.45	19,926.45	0.00	0.00	0.00	4,356,000.00
M-4	76118WE4	3,351,000.00	3,351,000.00	5.77938000	0.00	16,138.92	16,138.92	0.00	0.00	0.00	3,351,000.00
M-5	761118WF1	3,350,000.00	3,350,000.00	5.89938000	0.00	16,469.10	16,469.10	0.00	0.00	0.00	3,350,000.00
M-6	761118WG9	3,351,000.00	3,351,000.00	6.05938000	0.00	16,920.82	16,920.82	0.00	0.00	0.00	3,351,000.00
M-7	761118WH7	3,350,000.00	3,350,000.00	6.45938000	0.00	18,032.44	18,032.44	0.00	0.00	0.00	3,350,000.00
M-8	761118WJ3	3,351,000.00	3,351,000.00	6.45938000	0.00	18,037.82	18,037.82	0.00	0.00	0.00	3,351,000.00
SB	76118WK0	4,693,329.19	4,691,255.30	0.00000000	0.00	986,046.52	986,046.52	0.00	0.00	0.00	4,691,255.30
R-I	761118WK8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	76118WM6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**670,179,329.19**	**663,625,484.65**		**4,682,875.74**	**3,864,943.79**	**8,547,819.53**	**0.00**	**0.00**	**0.00**	**658,942,608.91**



2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118VY1	989.39104774	7.58274487	4.27036018	11.85310505	0.00000000	0.00000000	981.80830286
A-2	761118VZ8	989.39104772	7.58274483	4.31158480	11.89432963	0.00000000	0.00000000	981.80830289
A-3	761118WA2	989.39104776	7.58274483	4.36929930	11.95204413	0.00000000	0.00000000	981.80830293
M-1	761118WB0	1,000.00000000	0.00000000	4.49115001	4.49115001	0.00000000	0.00000000	1,000.00000000
M-2	761118WC8	1,000.00000000	0.00000000	4.51615021	4.51615021	0.00000000	0.00000000	1,000.00000000
M-3	76118WD6	1,000.00000000	0.00000000	4.57448347	4.57448347	0.00000000	0.00000000	1,000.00000000
M-4	76118WE4	1,000.00000000	0.00000000	4.81615040	4.81615040	0.00000000	0.00000000	1,000.00000000
M-5	761118WF1	1,000.00000000	0.00000000	4.91614925	4.91614925	0.00000000	0.00000000	1,000.00000000
M-6	761118WG9	1,000.00000000	0.00000000	5.04948374	5.04948374	0.00000000	0.00000000	1,000.00000000
M-7	761118WH7	1,000.00000000	0.00000000	5.38281791	5.38281791	0.00000000	0.00000000	1,000.00000000
M-8	761118WJ3	1,000.00000000	0.00000000	5.38281707	5.38281707	0.00000000	0.00000000	1,000.00000000
SB [1]	76118WK0							
R-I	761118WK8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	76118WM6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	98.32332634%


4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	04/25/2006	05/24/2006	Actual/360	366,610,937.61	5.17938000	1,582,347.80	0.00	0.00	0.00	0.00	1,582,347.80	0.00
A-2	04/25/2006	05/24/2006	Actual/360	152,754,062.64	5.22938000	665,674.20	0.00	0.00	0.00	0.00	665,674.20	0.00
A-3	04/25/2006	05/24/2006	Actual/360	91,653,229.10	5.29938000	404,754.41	0.00	0.00	0.00	0.00	404,754.41	0.00
M-1	04/25/2006	05/24/2006	Actual/360	18,765,000.00	5.38938000	84,276.43	0.00	0.00	0.00	0.00	84,276.43	0.00
M-2	04/25/2006	05/24/2006	Actual/360	8,042,000.00	5.41938000	36,318.88	0.00	0.00	0.00	0.00	36,318.88	0.00
M-3	04/25/2006	05/24/2006	Actual/360	4,356,000.00	5.48938000	19,926.45	0.00	0.00	0.00	0.00	19,926.45	0.00
M-4	04/25/2006	05/24/2006	Actual/360	3,351,000.00	5.77938000	16,138.92	0.00	0.00	0.00	0.00	16,138.92	0.00
M-5	04/25/2006	05/24/2006	Actual/360	3,350,000.00	5.89938000	16,469.10	0.00	0.00	0.00	0.00	16,469.10	0.00
M-6	04/25/2006	05/24/2006	Actual/360	3,351,000.00	6.05938000	16,920.82	0.00	0.00	0.00	0.00	16,920.82	0.00
M-7	04/25/2006	05/24/2006	Actual/360	3,350,000.00	6.45938000	18,032.44	0.00	0.00	0.00	0.00	18,032.44	0.00
M-8	04/25/2006	05/24/2006	Actual/360	3,351,000.00	6.45938000	18,037.82	0.00	0.00	0.00	0.00	18,037.82	0.00
SB	04/01/2006	04/30/2006	Actual/360	4,691,255.30	0.00000000	0.00	0.00	0.00	0.00	986,046.52	986,046.52	0.00
Deal Totals				**663,625,484.65**		**2,878,897.27**	**0.00**	**0.00**	**0.00**	**986,046.52**	**3,864,943.79**	**0.00**

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	4.95938000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	145,506.60	840,539.92	986,046.52
Deal Totals	**145,506.60**	**840,539.92**	**986,046.52**



6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	9,273.60	9,273.60	0.00	0	0.00	207,732.47	19,514.73	33,341.10	0.00	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00



8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	2,017	670,179,329.19	1,995	663,625,484.65	493	215,548.97	14	6,237,168.90	0	0.00	0	0.00	1,981	658,942,608.91

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.15220866	7.30387384	373.25	373.25	6.72566789	6.87732180	6.72566789	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	11.04%	8.58%			8.58%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00



10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,954	647,292,210.61	0	0.00	0	0.00	0	0.00	0.00	1,954	647,292,210.61
30 days	23	9,658,787.55	0	0.00	0	0.00	0	0.00	0.00	23	9,658,787.55
60 days	3	1,102,496.41	0	0.00	0	0.00	0	0.00	0.00	3	1,102,496.41
90 days	1	889,114.34	0	0.00	0	0.00	0	0.00	0.00	1	889,114.34
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,981**	**658,942,608.91**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,981**	**658,942,608.91**
Current	98.64%	98.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.64%	98.23%
30 days	1.16%	1.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.16%	1.47%
60 days	0.15%	0.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.17%
90 days	0.05%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.13%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**



GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2
May 25, 2006

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	23	9,658,787.55
	1.16%	1.47%
2 Months	3	1,102,496.41
	0.15%	0.17%
3 Months	1	889,114.34
	0.05%	0.13%
4 Months	0	0.00
	0.00%	0.00%
5 Months	0	0.00
	0.00%	0.00%
6 Months	0	0.00
	0.00%	0.00%
7 Months	0	0.00
	0.00%	0.00%
8 Months	0	0.00
	0.00%	0.00%
9 Months	0	0.00
	0.00%	0.00%
10 Months	0	0.00
	0.00%	0.00%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%



12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]
m-Month = 3, 6, 12, months or the life of deal to date
m-Month MDR(over m months in period where n is current month)= 1-[(1-MDR$_{n-m+1}$) * (1-MDR$_{n-m+2}$) *….* (1-MDR $_{n-1}$) * (1-MDR$_{n}$)]^(1/m)
CDRm = 1- [(1- MDR$_{m}$)^12],where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
Basis Risk Shortfall Reserve	Goldman Sachs & Company	0.00	0.00	0.00	0.00	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	4,691,255.30	4,691,255.30	0.00	4,691,255.30	4,691,255.30



17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	3,719,437.17
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Offered Certificate Accrued Interest	2,878,897.26
(6)	OC Reduction Amount	0.00
(7)	Excess Cashflow Prior to OC Provisions	840,539.92

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	840,539.92
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	To Class SB Certificates	840,539.92



Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2

May 25, 2006

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	3
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	7.98358700%
Specified Senior Enhancement Percent - Target value	19.62500000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage > Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.16286200%
Senior Enhancement Delinquency Percentage - Target Value	35.90000000%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % > Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	9.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False


Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QO2
May 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	8,412,554.07
Prepayment Premium	145,506.60
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	9,273.60
Total Deposits	8,567,334.27

Uses of Funds	Amount
Transfer to Certificate Account	8,547,819.54
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	19,514.73
Derivative Payment	N/A
Total Withdrawals	8,567,334.27
Ending Balance	0.00